September 4, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Natural Resources
100 F Street NE
Washington, DC 20549-7010

Attn:	Mr. Ronald Winfrey	Ms. April Sifford
	Petroleum Engineer	Branch Chief
	Office of Natural Resources	Division of Corporate Finance
Ladies and Gentlemen:
This letter discusses the comments in your letter of August 8, 2007. We appreciate the opportunity to meet with you on August 21, 2007. Our responses incorporate our understanding from those discussions.
We recognize that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 4, 2007

We have summarized your question below followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Estimated Proved Reserves and Future Net Cash Flows, page 12
1.	Please amend your document to include:

•	The actual single figure for the difference between your 2006 proved reserve estimates and those of your third party engineer for the reviewed properties;

•	Your third party engineer’s opinion letter per your proposal;

•	An explanation of the “tests and procedures” your third party engineer used to arrive at the conclusions contained therein.
Response:
          We believe that because of the nature of the review by Ryder Scott Company, LP (“Ryder Scott”), inclusion of a single figure for the difference between Apache’s estimates and those that are developed by Ryder Scott in the course of their review, may create confusion for investors analyzing the discussion of Apache’s reserves. In future filings, we will include disclosure explaining the nature of the role of Ryder Scott in its review of the Apache process of estimating proved reserves. As was discussed in the meeting with the Staff on August 21, 2007, Ryder Scott, in its review, observed the ten percent audit tolerance guidelines published in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as approved by the Society of Petroleum Engineers. The disclosure for our Annual Report on Form 10-K for the year ended December 31, 2007 will be similar to the following and will replace what is now the first paragraph on page 12 of the our Annual Report on Form 10-K for the year ended December 31, 2006.
“The reserves estimates disclosed in this Annual Report on Form 10-K are prepared by the company’s internal staff and the company is responsible for the adequacy and accuracy of those reserves estimates. However, we engage Ryder Scott Company, L.P. Petroleum Consultants (“Ryder Scott”) to review our processes and the reasonableness of our estimates of proved hydrocarbon liquid and gas reserves. We selected the properties for review by Ryder Scott and these properties represented all material fields, approximately ___ percent of international properties and over 80 percent of each country’s reserve value for new wells drilled during the year. During 2007, 2006 and 2005, Ryder Scott’s review covered ___, 75 and 74 percent of the company’s worldwide estimated reserves value, respectively.

Securities and Exchange Commission
September 4, 2007

Ryder Scott opined that the overall proved reserves for the reviewed properties as estimated by the company are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles, and conform to the SEC’s definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. Ryder Scott has informed the company that their tests and procedures used during their reserves audit conform to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information approved by the Society of Petroleum Engineers. Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information defines a reserves audit as the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserve quantities.”
The above discussion and proposed disclosures are based on our recollection of what was discussed at our recent meeting. If we have missed anything, please let us know and a proper response will be promptly provided to you.
Based on our discussion, it does not appear that the Ryder Scott opinion letter is necessary as an exhibit to the Form 10-K. Accordingly, we do not propose to include the Ryder Scott opinion letter as an exhibit to the Form 10-K, but will promptly provide a copy as supplemental material, as well as any other information or documents the Staff deems appropriate, upon your request.
We would like to thank the Staff of the Office of Natural Resources and the Division of Corporate Finance for taking the time to meet with us on August 21, 2007. Those discussions were very helpful in clarifying your concerns and enabling us to provide more meaningful disclosure in our public documents.

Respectfully,
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial Officer